GLOBAL PARTNERS LP 800 South Street P.O. Box 9161 Waltham, MA 02454
ph: 781-894-8800 fx: 781-398-9000

September 17, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-206851) (the “Registration Statement”) of Global Partners LP, GLP Finance Corp. and the Additional Registrants Listed in the Registration Statement (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, and on behalf of the Registrants, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on September 21, 2015, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants.  The Registrants hereby further acknowledge that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) thereof, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

Very truly yours,

GLOBAL PARTNERS LP

By:		GLOBAL GP LLC
its General Partner

	By:	/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President and
General Counsel

GLP FINANCE CORP.

By:		/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President and
General Counsel

cc:                                Brenda Lenahan, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request Letter